NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO SHANGHAI BOSTON HOUSTON LOS ANGELES HANOI HO CHI MINH CITY

ATLANTA

BALTIMORE

WILMINGTON

MIAMI

BOCA RATON

PITTSBURGH

NEWARK

LAS VEGAS

CHERRY HILL

LAKE TAHOE

MYANMAR

OMAN

A GCC REPRESENTATIVE OFFICE

OF DUANE MORRIS

MEXICO CITY

ALLIANCE WITH

MIRANDA & ESTAVILLO

SRI LANKA

ALLIANCE WITH

GOWERS INTERNATIONAL

FIRM and AFFILIATE OFFICES

DARRICK M. MIX DIRECT DIAL: +1 215 979 1206 PERSONAL FAX: +1 215 405 2906 E-MAIL: dmix@duanemorris.com

www.duanemorris.com

March 25, 2016

VIA EDGAR

Perry Hindin
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, NE
Washington, D.C.  20549

Re:

JAVELIN Mortgage Investment Corp.
Schedule 14D-9/A filed on March 24, 2016
File No. 005-87204

Schedule 13E-3/A filed on March 24, 2016
Filed by JAVELIN Mortgage Investment Corp
File No. 005-87204

Dear Mr. Hindin:

On behalf of our client, JAVELIN Mortgage Investment Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 24, 2016 to James R. Mountain, Chief Financial Officer of the Company, relating to the above-referenced Schedule 14D-9/A filed by the Company on March 24, 2016 (as amended and supplemented from time to time, the “Schedule 14D-9”) and Schedule 13E-3/A filed by the Company on March 24, 2016 (as amended and supplemented from time to time, the “Schedule 13E-3”).  In connection with the responses below, the Company is simultaneously filing Amendment No. 6 to the Schedule 14D-9 and Amendment No. 5 to the Schedule 13E-3.

March 25, 2016

Set forth below is the Company’s response to the Staff’s comment.  For ease of reference, the Staff’s comment is reproduced below in italicized type and is followed by the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Schedule 14D-9.

Schedule 13E-3

General

1.

We note that based on the additional soliciting material filed on December 15, 2015, Wolverine Asset Management, LLC and certain of its affiliates intend to file a preliminary proxy statement and proxy card to solicit votes for the election of six new directors to JAVELIN’s Board of Directors at the annual meeting. We also noticed that JMP specifically acknowledged the statements by Wolverine Asset Management in its the materials related to its fairness opinion filed as Exhibit 99 (A)(5)(D). Given that Wolverine and its affiliates are beneficial owners of approximately 5.1% of the JAVELIN’s shares, please revise to indicate whether, and if so, how, the information regarding their intentions impacted your determination to undertake the Rule 13e-3 transaction at this time. Please refer to Item 1013(c) of Regulation M-A and Item 7 of Schedule 13E-3.

Company Response:  In response to the Staff’s comment, the first and second paragraphs on page 8 under “Item 4.  The Solicitation or Recommendation—Background and Reasons for the Special Committee’s and Board’s Recommendation—Background of the Offer and Merger,” in the Schedule 14D-9 have been amended and supplemented to clarify that during the first half of December 2015, the Company was approached by Wolverine Asset Management, LLC and that Wolverine Asset Management, LLC publicly announced its own slate of six directors for nomination at the Company’s 2016 annual meeting of stockholders.

Also, the first paragraph under “Item 4.  The Solicitation or Recommendation—Background and Reasons for the Special Committee’s and Board’s Recommendation—Reasons for the Special Committee’s Recommendation,” in the Schedule 14D-9 has been amended and restated to indicate that the information regarding the intentions of Wolverine did not impact the Company’s determination to undertake the Rule 13e-3 transaction at that time.

* * * * *

March 25, 2016

In connection with responding to the Commission’s comments, the Company acknowledges in Exhibit A that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (215) 979-1206 or Richard A. Silfen at (215) 979-1225.

Very truly yours,

/s/ Darrick M. Mix

Darrick M. Mix

DMM:pdv

cc:

Bryan Pitko, Attorney Advisor

United States Securities and Exchange Commission

James R. Mountain, Chief Financial Officer

JAVELIN Mortgage Investment Corp.

Richard A. Silfen, Partner

Duane Morris LLP

EXHIBIT A

JAVELIN Investment Mortgage Corp.

3001 Ocean Drive, Suite 201

Vero Beach, FL  32963

Telephone:  (772) 617-4340

March 25, 2016

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated March 24, 2016, JAVELIN Investment Management Corp. acknowledges the following:

•

the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

JAVELIN Investment Mortgage Corp.

By:	/s/ James R. Mountain
James R. Mountain
Chief Financial Officer, Duly Authorized Officer, Treasurer and Secretary